January 28, 2008

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Stephen F. Hiu
President
Igene Biotechnology, Inc.
9110 Red Brach Road
Columbia, MD 21045-2024

      Re: Form 8-K filed January 22, 2008
             File No.: 0-15888

Dear Mr. Hiu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   In reviewing your disclosures in Form 8-K filed on January 28, 2008 we note that you omitted the Item 4.02 designation. Please file an amended Form 8-K that includes an Item 4.01 as well as Item 4.02 section with the appropriate disclosures described in each one. Although further details have been provided in the amended Form 10-K filed on December 21, 2007, all Item 4.01 and Item 4.02 events must be reported on Form 8-K and not in a periodic report.

2.   In addition, when filing the amended Form 8-K via Edgar, please ensure that both the Item 4.01 and Item 4.02 designations are present.

<u>Other</u>

3.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts

relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

E. L. Simpson

Effie Simpson
Staff Accountant